                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

(Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                   For the fiscal year ended December 31, 1997


                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE Act of 1934 [NO FEE REQUIRED]


                 For the transition period from ________________

                   Commission file number SEC File No. 2-91561


                  A: DOVER CORPORATION RETIREMENT SAVINGS PLAN
                            (Full title of the plan)

                  B:            DOVER CORPORATION
                                 280 Park Avenue
                            New York, New York 10017
                                  212/922-1640


           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION
                       (as required by items no. 1 thru 3)


                                      INDEX


Independent Accountants' Report

Financial Statements:

         Statements of Net Assets Available for Plan Benefits as of
                  December 31, 1997 and 1996

         Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1997 and December 31, 1996


         Notes to Financial Statements

Supplemental Schedules:

         Schedule I - Item 27a - Schedule of Assets held for investment purposes as of December 31, 1997.

         Schedule II - Item 27d - Reportable Transactions for the year ended December 31, 1997.

                         Independent Accountants' Report


Pension Committee,
Dover Corporation
Retirement Savings Plan:

We have audited the statements of net assets available for plan benefits of the Dover Corporation Retirement Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for each of the years ended December 31, 1997 and 1996, in conformity with general accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules of the Plan as of and for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information and supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



NEW YORK, NEW YORK
June 24, 1998
                                       COOPERS & LYBRAND L.L.P.

                               DOVER CORPORATION
                            RETIREMENT SAVINGS PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                               DECEMBER 31, 1997


                                                                                PARTICIPANT DIRECTED
                                                   --------------------------------------------------------------------------------
                                                  STOCK              INCOME              EQUITY             GROWTH         BALANCED
                                    TOTAL         FUND                FUND                FUND               FUND            FUND
ASSETS
Investments at fair value
 Common stock
  Dover Corporation               $201,346,126   $201,346,126     $         --       $         --        $        --   $         --
Common stock funds                 102,932,957             --               --         51,317,368         40,649,981             --
Other funds                         77,888,633             --       51,409,898                 --                 --     20,456,412

Notes receivable from employees     17,853,921             --               --                 --                 --             --
Employer contributions
 receivable                             (7,752)        (7,752)              --                 --                 --             --
                                  -------------------------------------------------------------------------------------------------
Total Assets                      $400,013,885   $201,338,374     $51,409,898        $51,317,368         $40,649,981    $20,456,412
                                  =================================================================================================

LIABILITIES
Due to (from) other fund          $         --   $    125,286     $  (226,782)       $    23,696         $    15,009    $    49,065
                                  -------------------------------------------------------------------------------------------------
Total Liabilities                           --        125,286        (226,782)            23,696              15,009         49,065
                                  -------------------------------------------------------------------------------------------------
Net assets available
 for Plan benefits                $400,013,885   $201,213,088     $51,636,680        $51,293,672         $40,634,972    $20,407,347
                                  =================================================================================================
                                                       *              *                  *                    *             *



                                                                         PARTICIPANT DIRECTED
                                  ------------------------------------------------------------------------------------------------
                                                                                                       HORIZON
                                                    AIM                              ---------------------------------------------
                                   LOAN        CONSTELLATION       TEMPLETON             SHORT              MEDIUM         LONG
                                   FUND            FUND               FUND                FUND               FUND          FUND
ASSETS
Investments at fair value
 Common stock
  Dover Corporation                $        --     $       --      $       --           $     --         $       --     $       --
Common stock funds                          --      7,445,056       3,520,552                 --                 --             --
Other funds                                 --             --              --            944,726          2,178,627      2,898,970

Notes receivable from employees     17,853,921             --              --                 --                 --             --
Employer contributions
 receivable                                 --             --              --                 --                 --             --
                                  ------------------------------------------------------------------------------------------------
Total Assets                       $17,853,921     $7,445,056      $3,520,552           $944,726         $2,178,627     $2,898,970
                                  ================================================================================================

LIABILITIES
Due to (from) other fund           $        --     $   13,726      $       --           $     --         $       --     $       --
                                  ------------------------------------------------------------------------------------------------
Total Liabilities                           --         13,726              --                 --                 --             --
                                  ------------------------------------------------------------------------------------------------
Net assets available
 for Plan benefits                 $17,853,921     $7,431,330      $3,520,552           $944,726         $2,178,627     $2,898,970
                                  ================================================================================================


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

* THESE INVESTMENTS REPRESENT 5 PERCENT OR MORE OF THE PLAN'S NET ASSETS.

                               DOVER CORPORATION
                            RETIREMENT SAVINGS PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                               DECEMBER 31, 1996



                                                                                PARTICIPATED DIRECTED
                                                   --------------------------------------------------------------------------------
                                                  STOCK              INCOME              EQUITY             GROWTH         BALANCED
                                    TOTAL         FUND                FUND                FUND               FUND            FUND
ASSETS
Investments at fair value
 Common stock
  Dover Corporation               $129,129,854   $129,129,854     $         --       $         --        $        --   $         --
Common stock funds                  78,195,853             --               --         40,447,074         30,310,820             --
Other funds                         71,476,120             --       51,861,788                 --                 --     16,001,229

Notes receivable for employees      15,097,469             --               --                 --                 --             --
                                  -------------------------------------------------------------------------------------------------
Total Assets                      $293,899,296   $129,129,854     $51,861,788        $40,447,074         $30,310,820    $16,001,229
                                  =================================================================================================

LIABILITIES
Due to (from) other fund          $         --   $   (119,565)    $   321,830        $   187,268         $   (76,152)   $        --
                                  -------------------------------------------------------------------------------------------------
Total Liabilities                           --       (119,565)        321,830            187,268             (76,152)            --
                                  -------------------------------------------------------------------------------------------------
Net Assets availables
 for Plan benefits                $293,899,296   $129,249,419     $51,539,958        $40,259,806         $30,386,972    $16,001,229
                                  =================================================================================================
                                                       *              *                  *                    *             *




                                                                      PARTICIPANT DIRECTED
                                  ------------------------------------------------------------------------------------------------
                                                                                                       HORIZON
                                                    AIM                              ---------------------------------------------
                                   LOAN        CONSTELLATION       TEMPLETON             SHORT              MEDIUM         LONG
                                   FUND            FUND               FUND                FUND               FUND          FUND
ASSETS
Investments at fair value
 Common stock
  Dover Corporation                $        --     $       --      $       --           $     --         $       --     $       --
Common stock funds                          --      5,437,065       2,000,894                 --                 --             --
Other funds                                 --             --              --            643,234          1,231,571      1,738,298

Notes receivable from employees     15,097,469             --              --                 --                 --             --
                                  ------------------------------------------------------------------------------------------------
Total Assets                       $15,097,469     $5,437,065      $2,000,894           $643,234         $1,231,571     $1,738,298
                                  ================================================================================================

LIABILITIES
Due to (from) other fund           $        --     $  (50,000)     $ (263,381)          $     --         $       --     $       --
                                  ------------------------------------------------------------------------------------------------
Total Liabilities                           --        (50,000)       (263,381)                --                 --             --
                                  ------------------------------------------------------------------------------------------------
Net Assets availables
 for Plan benefits                 $15,097,469     $5,487,065      $2,264,275           $643,234         $1,231,571     $1,738,298
                                  ================================================================================================
                                        *


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

* THESE INVESTMENTS REPRESENT 5 PERCENT OR MORE OF THE PLAN'S NET ASSETS.

                               DOVER CORPORATION

                            RETIREMENT SAVINGS PLAN
                       Statement of Changes in Net Assets
                          Available for Plan Benefits

                      For the year ended December 31, 1997


                                                                  Participant Directed
                                   -----------------------------------------------------------------------------------
                                                     Stock         Income        Equity        Growth       Balanced
                                       Total          Fund          Fund          Fund          Fund          Fund
                                   -----------------------------------------------------------------------------------
Investment Income:
  Interest                         $  1,269,322   $      6,806   $     4,824   $    11,413   $     5,841   $     3,843
  Dividends                          15,909,378      1,884,726             -     7,125,891     3,027,766     2,929,403
  Net appreciation (depreciation)
  in fair value of investments       69,713,169     57,766,603     3,059,117     3,188,664     4,793,384       265,308
                                   ------------   ------------   -----------   -----------   -----------   -----------
                                     86,891,869     59,658,135     3,063,941    10,325,968     7,826,991     3,198,554
                                   ------------   ------------   -----------   -----------   -----------   -----------

Contributions:
  Employees                          23,920,188      8,076,194     3,695,839     3,328,208     3,940,355     1,696,590
  Employer                            8,207,682      8,207,682             -             -             -             -
                                   ------------   ------------   -----------   -----------   -----------   -----------
                                     32,127,870     16,283,876     3,695,839     3,328,208     3,940,355     1,696,590
                                   ------------   ------------   -----------   -----------   -----------   -----------
Net loans to participants                     -     (1,885,565)     (763,288)     (600,403)     (343,577)     (223,779)
Interfund transfers                           -      3,827,907    (2,222,865)   (1,262,083)     (190,296)      (29,161)
Plan merger                           3,632,915        308,552     1,215,568     1,206,458       255,258       419,828
Rollovers                             1,141,663        432,009        59,731       123,743       293,748        19,263
Distribution to participants        (17,596,070)    (6,661,704)   (4,952,204)   (2,088,025)   (1,534,479)     (675,177)
                                   ------------   ------------   -----------   -----------   -----------   -----------

                                   ------------   ------------   -----------   -----------   -----------   -----------
Increase in net assets
available for plan benefits         106,198,247     71,963,210        96,722    11,033,866    10,248,000     4,406,118


Net assets available for
plan benefits
  Beginning of period               293,899,296    129,249,419    51,539,958    40,259,806    30,386,972    16,001,229
                                   ------------   ------------   -----------   -----------   -----------   -----------

                                   ------------   ------------   -----------   -----------   -----------   -----------
  End of period                    $400,097,543   $201,212,629   $51,636,680   $51,293,672   $40,634,972   $20,407,347
                                   ============   ============   ===========   ===========   ===========   ===========

                                                                      Participant Directed
                                   -------------------------------------------------------------------------------------
                                                                                                Horizon
                                                      AIM                       ----------------------------------------
                                       Loan      Constellation    Templeton        Short         Medium          Long
                                       Fund           Fund           Fund           Fund          Fund           Fund
                                   -------------------------------------------------------------------------------------
Investment Income:
  Interest                         $ 1,239,362    $   (2,011)    $     (791)    $      (85)    $       86     $      34
  Dividends                                  -       522,289        419,303              -              -             -
  Net appreciation (depreciation)
  in fair value of investments               -       203,024       (243,909)       101,666        214,973        364,339
                                   -----------    ----------     ----------     ----------     ----------     ----------
                                   $ 1,239,362       723,302        174,603        101,581        215,059        364,373
                                   -----------    ----------     ----------     ----------     ----------     ----------

Contributions:
  Employees                                  -     1,272,523        626,221        189,561        397,595        697,102
  Employer                                   -             -              -              -              -              -
                                   -----------    ----------     ----------     ----------     ----------     ----------
                                             -     1,272,523        626,221        189,561        397,595        697,102
                                   -----------    ----------     ----------     ----------     ----------     ----------

Net loans to participants            3,902,817       (43,333)       (15,399)        (5,679)           898        (22,692)
Interfund transfers                 (1,246,286)       71,010        439,595        170,153        317,101        124,925
Plan merger                             17,299        69,421         88,605         12,507         13,619         25,800
Rollovers                                    -        64,745         37,175          1,175         13,522         96,552
Distribution to participants        (1,072,623)     (213,403)       (94,523)      (167,806)       (10,738)      (125,388)
                                   -----------    ----------     ----------     ----------     ----------     ----------

                                   -----------    ----------     ----------     ----------     ----------     ----------
Increase in net assets
available for plan benefits          2,840,569     1,944,265      1,256,277        301,492        947,056      1,160,672

Net assets available for
plan benefits
  Beginning of period               15,097,469     5,487,065      2,264,275        643,234      1,231,571      1,738,298
                                   -----------    ----------     ----------     ----------     ----------     ----------

                                   -----------    ----------     ----------     ----------     ----------     ----------
  End of period                    $17,938,038    $7,431,330     $3,520,552     $  944,726     $2,178,627     $2,898,970
                                   ===========    ==========     ==========     ==========     ==========     ==========

See accompanying notes to financial statements.

                               DOVER CORPORATION

                            RETIREMENT SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                          AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                  PARTICIPATED DIRECTED
                                   -----------------------------------------------------------------------------------
                                                     STOCK         INCOME        EQUITY        GROWTH       BALANCED
                                       TOTAL          FUND          FUND          FUND          FUND          FUND
Investment Income:
  Interest                         $  4,256,888   $    436,329   $ 2,499,115   $   299,795   $    34,818   $     7,295
  Dividends                           7,219,046      1,611,025             -     2,663,250     1,162,526     1,521,895
  Net appreciation (depreciation)
  in fair value of investments       43,130,295     33,669,224       448,496     3,762,841     4,348,791       436,960
                                   ------------   ------------   -----------   -----------   -----------   -----------
                                     54,606,229     35,716,578     2,947,611     6,725,886     5,546,135     1,966,150
                                   ------------   ------------   -----------   -----------   -----------   -----------

Contributions:
  Employees                          18,648,382      6,310,018     3,685,258     3,017,199     3,185,475     1,468,131
  Employer                            6,624,464      6,624,464             -             -             -             -
                                   ------------   ------------   -----------   -----------   -----------   -----------
                                     25,272,846     12,934,482     3,685,258     3,017,199     3,185,475     1,468,131
                                   ------------   ------------   -----------   -----------   -----------   -----------
Net loans to participants                     -     (1,648,271)   (1,225,141)     (742,695)     (440,209)     (291,206)
Interfund transfers                           -     (5,311,626)     (948,170)   (3,719,182)    2,553,308    (1,441,595)
Plan merger                          21,007,328      1,807,063     9,546,093     7,355,086     1,483,311       603,887
Rollovers                             1,082,669        277,029       241,903       119,889       236,611        83,846
Distributions to participants       (17,659,927)    (5,787,028)   (5,792,481)   (2,237,764)   (1,262,719)   (1,572,452)
                                   ------------   ------------   -----------   -----------   -----------   -----------

                                   ------------   ------------   -----------   -----------   -----------   -----------
Increase in net assets
available for plan benefits          84,309,145     37,988,227     8,455,073    10,518,419    11,301,912       816,761
                                   ------------   ------------   -----------   -----------   -----------   -----------

Net assets available for
plan benefits
  Beginning of period               209,590,151     91,261,192    43,084,885    29,741,387    19,085,060    15,184,468
  End of period                    $293,899,296   $129,249,419   $51,539,958   $40,259,806   $30,386,972   $16,001,229
                                   ============   ============   ===========   ===========   ===========   ===========

                                                                      PARTICIPATED DIRECTED
                                   -------------------------------------------------------------------------------------
                                                                                                HORIZON
                                                      AIM                       ----------------------------------------
                                       LOAN      CONSTELLATION    TEMPLETON        SHORT         MEDIUM          LONG
                                       FUND           FUND           FUND           FUND          FUND           FUND
Investment Income:
  Interest                         $   979,310    $      271     $     (158)    $       31     $     (131)    $     213
  Dividends                                  -       180,310         80,040              -              -             -
  Net appreciation (depreciation)
  in fair value of investments               -       114,641        105,119         32,620         84,779        126,824
                                   -----------    ----------     ----------     ----------     ----------     ----------
                                       979,310       295,222        185,001         32,651         84,648        127,037
                                   -----------    ----------     ----------     ----------     ----------     ----------

Contributions:
  Employees                                  -       475,863        167,352         43,874        122,645        172,567
  Employer                                   -             -              -              -              -              -
                                   -----------    ----------     ----------     ----------     ----------     ----------
                                             -       475,863        167,352         43,874        122,645        172,567
                                   -----------    ----------     ----------     ----------     ----------     ----------

Net loans to participants            4,424,559       (22,485)       (13,858)         1,318        (19,225)      (22,787)
Interfund transfers                   (979,310)    4,721,447      1,953,324        598,534      1,139,235      1,434,035
Plan merger                             66,377        61,934         80,636              -          1,868          1,073
Rollovers                                    -        58,154         31,460          1,837          5,416         26,524
Distributions to participants         (626,626)     (103,070)      (139,640)       (34,980)      (103,016)          (151)
                                   -----------    ----------     ----------     ----------     ----------     ----------

                                   -----------    ----------     ----------     ----------     ----------     ----------
Increase in net assets
available for plan benefits          3,864,310     5,487,065      2,264,275        643,234      1,231,571      1,738,298
                                   -----------    ----------     ----------     ----------     ----------     ----------

Net assets available for
plan benefits
  Beginning of period               11,233,159             -              -              -              -              -
  End of period                    $15,097,469    $5,487,065     $2,264,275     $  643,234     $1,231,571     $1,738,298
                                   ===========    ==========     ==========     ==========     ==========     ==========

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

(1)    Summary of Significant Accounting Policies

       (a)      Basis of Presentation

                The accompanying statements, prepared on the accrual basis of accounting, present the net assets available for Plan benefits and changes in net assets available for Plan benefits for the Dover Corporation Retirement Savings Plan (the "Plan"). On January 1, 1996, the plan changed its name from the "Dover Corporation Employee Savings and Investment Plan," to the "Dover Corporation Retirement Savings Plan."

       (b)      Management of Trust Funds

                American Express Financial Advisors (the "Trustee") has been granted discretionary authority to purchase and sell securities.

                The Trustee maintains investment funds as follows:

                - The Dover Corporation Pooled Stock Account (Stock Fund) is authorized to invest in Dover Corporation common stock and money market funds.

                - The American Express Trust Income Fund II (Income Fund) is authorized to invest primarily in insurance and bank investment contracts. About 90% of the investments are made in stable contracts; the remaining 10% are invested in high-quality money market securities.

                - The IDS Stock Fund (Equity Fund) is authorized to invest mainly in U.S. common stocks and bonds. This is a medium risk fund with medium long-term return potential.

                - The IDS Mutual Fund (Balanced Fund) is authorized to invest mainly in common and preferred stocks and bonds while it also makes investments in securities of foreign issuers, cash, short-term corporate notes and repurchase agreements, and stock index futures contracts and options.

                - The IDS New Dimensions Fund (Growth Fund) is authorized to invest mainly in U.S. common stocks and may also invest in securities of foreign issuers, cash, short-term corporate notes and repurchase agreements, and stock index futures contracts and options. This fund has a higher long-term return potential.

                On January 1, 1996 the number of investment funds was increased by 5 for a total of 10. The five new funds include:

                - The Templeton Foreign Fund - Class 1 is authorized to invest primarily in stocks and debt obligations of companies and governments outside the United States with the objective of obtaining long-term capital growth.

                - The Aim Constellation Fund is authorized to invest primarily in common stocks of medium-sized and smaller emerging growth companies with the objective of obtaining capital growth.

                - The American Express Trust Long-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio with an aggressive risk profile appropriate for individuals with long-term time horizons.

                - The American Express Trust Medium-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio with a moderately conservative risk profile appropriate for individuals with medium-term time horizons

                - The American Express Trust Short-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio with a conservative risk profile appropriate for individuals with short-term time horizons.

                The Plan Administrator may delegate the management of the Plan's assets to another investment manager if it deems it advisable in the future. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest.

       (c)      Investments

                Investments in securities are carried by the Plan at fair values, which are determined by the Trustee, as follows:

                - Common stock - quotations obtained from National Securities Exchanges; and fixed income and short-term securities (U.S. government obligations, commercial paper, corporate bonds) - stated at market values based upon market quotations obtained from published sources.

                - Purchases and sales of investment securities are reflected on a trade-date basis. Gains and losses on sales of investment securities are determined on the average cost method.

                - Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.


       (d)      Use of Estimates in the Preparation of Financial Statements

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

       (e)      Risks and Uncertainties

                The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is as least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.


       (f)      Other

                The Plan presents in the Statement of Changes in Net Assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.


(2)    The Plan

       The following description of the Plan provides only general information. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan itself.

       The Plan is a defined contribution plan established to encourage and facilitate systematic retirement savings and investment by eligible employees of Dover Corporation ("Dover").

       Participating units of Dover may participate in (i) the salary reduction and matching contribution portions of the Plan, (ii) the profit-sharing contribution portion of the Plan, or (iii) both. All employees of such participating units who have reached age 21 and completed one year of service are eligible to participate in the Plan. Salary reduction contributions to the Plan are voluntary. A participant may elect to exclude from 1% to 18% in whole percentages of his or her compensation (the "Deferred Amount") from current taxable income by contributing it to the Plan.

       The amount contributed is subject to applicable Internal Revenue Code limits, and the percentage of compensation contributed by highly compensated employees may be further limited to enable the Plan to satisfy nondiscrimination requirements. In addition, the Internal Revenue Code limits to $150,000 (as adjusted for cost-of-living increases) the amount of compensation that may be taken into account under the Plan. Each participating Dover unit (Employers) made contributions to the Plan on behalf of the Participants employed by it equal to a percentage of the first 6% of earnings included in the Deferred Amount (the "Employer Matching Contribution"). At the discretion of an Employer's Board of Directors, an additional year-end Employer Matching Contribution may be made to the Plan on behalf of Participants employed on the last day of the year. Basic and additional matching contributions are subject to an aggregate limit on such contributions of 200% of the first 6% of compensation included in the Deferred Amount. The minimum basic matching contribution is 10% of compensation included in the Deferred Amount. All employer-matching contributions are initially invested in the Stock Fund. Participants are fully vested with respect to amounts attributable to their salary reduction amounts and matching contributions.

       An Employer may elect to make Profit Sharing Contributions for a plan year with respect to its employees who have satisfied the age and service requirements described above. Such contributions will be allocated in proportion to the compensation of participants who are employed by that employer and are employees on the last day of the plan year. A participant's Profit-Sharing account vests at the rate of 20% per year of service (except in the case of certain Employers, whose employees' Profit-Sharing Contribution accounts are immediately vested). A participant's Profit-Sharing account becomes fully vested after five years, upon the attainment of age 65 while an employee, in the event of his or her death or permanent disability while an employee, or in the event of a plan termination.

       A participant's vested account balance in the Plan is distributable following the participant's retirement, death, or other termination of employment.

       On October 1, 1995 the Plan was amended to allow for installment distribution payments in the case of fully vested participants who have attained age 55. The Plan does not permit withdrawals during a Participant's active career, other than certain required distributions payable to participants who have attained age 70-1/2.

       A participant who has been active in the Plan for at least twelve months may request a loan from the Plan. Loan requests must be in increments of $500. A maximum of three loans may be outstanding at any one time. The minimum a participant may borrow is $1,000, and the maximum amount is determined by the balance in the participant's vested account as of the Valuation Date preceding the loan request in accordance with Department of Labor Regulations, as per the following schedule:

       Vested Account Balance                Allowable Loan
       ----------------------                --------------
       less than or equal to $100,000        up to 50% of Vested Account Balance
       more than $100,000                    $50,000

       Loans are available for the acquisition of a home, home improvements, medical expenses, education expenses, or other purposes approved by the Plan Administrator.

       Each Participant has the right to direct the entire amount of the Deferred Amount being allocated to his or her Savings Account during a Plan Year to be invested in one or more of the available Investment Funds in multiples of five percent. Each participant has the right at any time to move all or any portion of the amount in his or her account (including the amount attributable to Employer Matching Contributions) among the investment funds.

       Each participant has the right to rollover into the plan distributions from other qualified plans or conduit IRA's.

(3)    Federal Income Taxes

       The Plan Administrator has received a tax qualification letter from the Internal Revenue Service, and believes that the Plan continues to qualify under the provisions of Section 401 in the Internal Revenue Code, and that its related trust is exempt from Federal income taxes.

(4)    Administrative Expenses

       Administrative expenses of the Plan have been paid by Dover Corporation, which currently waives its right to have the Plan pay its own expenses.

(5)    Plan Termination

       Although it has not expressed any intent to do so, Dover has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

(6)    Plan Merger and Spin-Off

       On January 1, 1997 assets amounting to $1,763,066 were merged into the Plan from the OPW Division Hourly Employees 401(k) Plan. OPW is a division of Dover Corporation. OPW hourly employees began participating in the plan on January 1, 1997.

       On February 1, 1997 assets amounting to $298,181 were merged into the Plan from the Trailmaster 401(k) Savings Plan. Trailmaster Corporation is a wholly owned subsidiary of Dover Corporation. Trailmaster employees began participating in the plan on January 1, 1997.

       On April 1, 1997 assets amounting to $483,108 were merged into the Plan from the Knappco Corporation Retirement Savings Plan. Knappco is a wholly owned subsidiary of Dover Corporation. Knappco employees began participating in the plan on March 1, 1997.

       On December 1, 1996 assets amounting to $1,138,834 were merged into the Plan from the Randell Manufacturing Salaried & Clerical Retirement Plan. Randell Manufacturing, Inc. is a wholly owned subsidiary of Dover Corporation. Randell employees began participating in the plan on December 1, 1996.

       On July 1, 1996 assets amounting to $309,669 were merged into the Plan from the PRC Corporation 401(k) Profit Sharing Plan. PRC Laser is a wholly owned subsidiary of Dover Corporation. PRC Laser employees began participating in the plan on July 1, 1996.

       On July 1, 1996 assets amounting to $3,295,014 were merged into the Plan from the Bernard Welding Retirement Profit Sharing Plan. Bernard International, Inc. is a wholly owned subsidiary of Dover Corporation. Bernard employees, already are participants in the plan, began making profit sharing contributions to the plan on July 1, 1996.

       On June 1, 1996 assets amounting to $334,820 were merged into the Plan from the Hasstech Inc. 401(k) Salary Savings Plan. Hasstech is a wholly owned subsidiary of Dover Corporation. Hasstech employees began participating in the plan on June 1, 1996.

       On January 17, 1996, assets amounting to $3,386,652 were merged into the Plan from the Phoenix Refrigeration Systems, Inc. Money Purchase Plan, the Phoenix Refrigeration Systems, Inc. Profit Sharing Plan, the Phoenix Refrigeration Systems, Inc. 401(k) Retirement Plan, Electrical Distribution Systems, Inc. 401(k) Plan and the Margaux, Inc. Retirement Savings and Profit Sharing Plan. respectively. Margaux and Electrical Distribution Systems Inc., a former subsidiary of Phoenix Refrigeration Systems, have merged into Dover's wholly owned subsidiary, Hill Phoenix, Inc. Hill Phoenix, Inc. employees began participating in the Plan on October 1, 1995.

       On January 8, 1996 assets amounting to $11,040,205 and 40,000 shares of Dover Stock in kind were merged into the Plan from the Chief Savings and Investment Plan. Chief Automotive Systems, Inc. is a wholly owned subsidiary of Dover Corporation. Chief employees began participating in the Plan January 1, 1996.

(7)    Subsequent Events

       On January 1, 1998 assets amounting to $421,161 were merged into the Plan from the Randell Arizona Retirement Plan #1. Randell Arizona is a wholly owned subsidiary of Dover Corporation. Randell Arizona employees began participating in the Plan on January 1, 1998.

       On February 1, 1998 assets amounting to $10,891,978 were merged into the Plan from the Pathway Bellows, Inc Employee Savings Plan. Pathway Bellows is a wholly owned subsidiary of Dover Corporation. Pathway Bellows employees began participating in the Plan on February 1, 1998.

       On May 7, 1998 Dover Corporation announced a plan to spin-off its worldwide elevator business to Dover Corporation's stockholders. The spin-off would result in the worldwide elevator business operating as a stand-alone publicly traded company. (Dover Elevator, Inc.) The spin-off is subject to the receipt of a ruling from the Internal Revenue Service that the transaction will be tax free to Dover Corporation's stockholders. Dover Elevator, Inc. employees had approximately $78 million invested in the Plan at December 31, 1997. This represents approximately 19.5% of total plan assets. Dover Elevator, Inc. currently intends to establish a plan similar to if not exactly like the Dover Plan. Both companies are currently evaluating and developing a spin-off action plan. No formal action plan has been developed.

                    DOVER CORPORATION RETIREMENT SAVINGS PLAN
                                   SCHEDULE I
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1997



(a)                     (b)                                             (c)                                  (d)           (e)
                                                        Description of investment, including
    Identity of issuer, borrower, lessor             maturity date, rate of interest, collateral,
       or similar party                                        par or maturity value                        Cost      Current Value
    Equity Funds:
 *       American Express Financial Advisors         Stock Fund, 5,497,601 shares                        $79,327,949   $201,338,374
 *       American Express Financial Advisors         Equity Fund, 4,835,687 shares                        48,942,456     51,409,627
 *       American Express Financial Advisors         Growth Fund, (New Dimensions) 1,703,545 shares       33,697,336     40,649,981
 *       American Express Financial Advisors         Templeton Fund, 353,824 shares                        3,701,822      3,520,552
 *       American Express Financial Advisors         Aim Constellation, 282,224 shares                     7,289,481      7,445,056
    Other Funds:
 *       American Express Financial Advisors         Balance Fund, (IDS) Mutual Fund Y) 1,490,123 shares  20,158,121     20,456,412
 *       American Express Financial Advisors         Income Fund, 2,955,611 shares                        47,601,308     51,409,898
 *       American Express Financial Advisors         Long-Term Horizon, 159,582 shares                     2,500,377      2,898,970
 *       American Express Financial Advisors         Medium-Term Horizon, 132,158 shares                   1,905,468      2,178,627
 *       American Express Financial Advisors         Short-Term Horizon, 66,255 shares                       862,557        944,726
    Loans:
         Plan Participant                            Loan Fund, Interest rate varies from                          0     17,853,921
                                                     6% to 8%

*  Denotes party-in-interest.

                    DOVER CORPORATION RETIREMENT SAVINGS PLAN
                                   SCHEDULE II
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1997

                    (a)                                 (b)              (c)              (d)             (e)              (f)
                                                                                                                        Expenses
                                                                                                                      Incurred with
                                                                       Purchase      Selling Price                     Transaction
        Identity of Party Involved                   Description        Price                         Lease Rental
Reporting Criterion I:
   Single transaction in excess of five percent
   of the current value of the plan assets
 NONE
Reporting Criterion II:
   Series of transactions in other than securities
   in excess of five percent of current value of
   plan assets:

   Participant Loans                                  Loan Fund

Reporting Criterion III
   Series of transactions in securities in
   excess of five percent of current value of
   plan assets:
   Dover Corporation Stock                            Stock Fund*
     Purchases; 60 transactions                                       $21,774,219
     Sales, 36 transactions                                                           $6,556,827
  American Express Financial Advisors-                Stock Fund*
     Money Market Fund
     Purchases, 198 transactions                                       39,516,201
     Sales, 146 transactions                                                           38,775,542
   American Express Financial Advisors -              Growth Fund
     New Dimensions
     Purchases, 246 transactions                                       10,301,526
     Sales, 111 transactions                                                            4,747,310
   American Express Financial Advisors -              Equity Fund
     IDS Stock Fund
     Purchases, 231 transactions                                       11,779,653
     Sales, 135 transactions                                                            4,127,477
   American Express Financial Advisors -              Income Fund
     Income Fund II
     Purchases, 105 transactions                                       21,243,883
     Sales, 141 transactions                                                           24,824,929

   Totals                                                             104,615,482      79,031,585

Reporting Criterion IV:
   Single transactions with one broker that exceeds five percent of current value of plan assets:
   NONE

                    (a)                                     (g)              (h)             (i)


                                                       Cost of Asset    Current Value        Net
        Identity of Party Involved                                                        Gain/Loss
Reporting Criterion I:
   Single transaction in excess of five percent
   of the current value of the plan assets
 NONE
Reporting Criterion II:
   Series of transactions in other than securities
   in excess of five percent of current value of
   plan assets:

   Participant Loans                                    $16,964,575      $16,964,575     $        0

Reporting Criterion III
   Series of transactions in securities in
   excess of five percent of current value of
   plan assets:
   Dover Corporation Stock
     Purchases; 60 transactions
     Sales, 36 transactions                                                                 934,268
  American Express Financial Advisors-
     Money Market Fund
     Purchases, 198 transactions
     Sales, 146 transactions                                                                      0
   American Express Financial Advisors -
     New Dimensions
     Purchases, 246 transactions
     Sales, 111 transactions                                                                517,897
   American Express Financial Advisors -
     IDS Stock Fund
     Purchases, 231 transactions
     Sales, 135 transactions                                                                389,563
   American Express Financial Advisors -
     Income Fund II
     Purchases, 105 transactions
     Sales, 141 transactions                                                                698,217

   Totals                                                                                 2,539,945

Reporting Criterion IV:
   Single transactions with one broker that exceeds five percent of current value of plan assets:
   NONE

* Note the Stock Fund is comprised of the Money Market Fund and Dover Corporation Stock

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                       DOVER CORPORATION
                                       RETIREMENT SAVINGS PLAN


Dated: June 25, 1998                   By: /s/ Robert G. Kuhbach
                                           -----------------------
                                           Robert G. Kuhbach, Vice President
                                           and Secretary
                                           and Member Pension Committee
                                           (Plan Administrator)